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SECURIT[illegible] 04015489 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 28 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8- 33443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2003 (MM/DD/YY) AND ENDING 03/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Boulevard, Suite 500
(No. and Street)

Naples	FL	34108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Joyce — 239-254-2522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

250 W. Pratt Street, Suite 2100	Baltimore	MD	21201-2304
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David George Joyce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA WEBB DOANE
MY COMMISSION # DD 276733
EXPIRES: December 27, 2007
Bonded Thru Notary Public Underwriters

Signature

C.FO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnes Capital Corporation and Subsidiary
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Consolidated Statement of Financial Condition
March 31, 2004

Carnes Capital Corporation and Subsidiary
(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Stockholder of
Carnes Capital Corporation and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Carnes Capital Corporation and Subsidiary (the "Company") at March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 3, 2004

Carnes Capital Corporation and Subsidiary
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Consolidated Statement of Financial Condition
March 31, 2004

Assets

Cash and cash equivalents	$ 10,828,981
Receivable from clearing broker	1,796,993
Deferred taxes, net	385,006
Property and equipment at cost, less accumulated depreciation and amortization of $1,351,534	1,868,830
Investment securities, at fair value	1,009,958
Other assets	155,381
Total assets	$ 16,045,149

Liabilities and Stockholder's Equity

Liabilities:	
Payable to affiliate	$ 3,117,176
Accrued compensation	8,314,875
Income taxes payable to Parent	61,384
Accounts payable and other accrued expenses	163,388
Total liabilities	11,656,823
Commitments and contingencies (Note 5)	
Stockholder's Equity:	
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding	105,600
Additional paid-in capital	4,282,726
Total stockholder's equity	4,388,326
Total liabilities and stockholder's equity	$ 16,045,149

The accompanying notes are an integral part of this consolidated financial statement.

1. Summary of Significant Accounting Policies

A. Organization

Carnes Capital Corporation and Subsidiary (the "Company"), a wholly owned subsidiary of PCM Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is a broker-dealer registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates its revenue principally by providing securities trading and brokerage services to clients of an affiliated entity for which its revenue is transaction based. Institutional Capital Management, Inc. ("ICM") is a wholly owned subsidiary of the Company. ICM is engaged in a business limited exclusively to investment research.

The consolidated statement of financial condition includes the accounts of Carnes Capital Corporation and ICM. All significant intercompany balances are eliminated in consolidation.

B. Cash and Cash Equivalents

The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2004 represents money market accounts at an unaffiliated bank and an unaffiliated broker-dealer. The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company believes it has no credit risk with respect to those accounts.

C. Receivable from Clearing Broker

Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

D. Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years for equipment and five to seven years for furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

E. Investment Securities

Investment securities represent common stock in the Nasdaq offered through a private placement offering. Investment securities are recorded at market value, based upon the last reported sales price on the securities exchange on which the issue is principally traded. Absent a reported sales price, securities are valued in good faith by management, using estimates it believes approximate fair value.

F. Fair Value of Financial Instruments
Financial Accounting Standards Board Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate, fair value.

G. Clearing Arrangements
Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent broker.

H. Use of Estimates
The consolidated financial statement is prepared in accordance with accounting principals generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the consolidated financial statement.

2. Property and Equipment

The balances of property and equipment at March 31, 2004 are:

Leasehold improvements	$ 1,298,607
Office furniture	872,223
Office equipment	591,920
Software	457,614
	3,220,364
Less: accumulated depreciation and amortization	(1,351,534)
	$ 1,868,830

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal of $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2004, the Company had net capital of $1,529,438, which was $755,829 in excess of required capital of $773,609. The Company's percentage of aggregate indebtedness to net capital was 759%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

4. Income Taxes

The Company files a consolidated federal income tax return with the Parent and files a separate state tax return. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and income taxes payable to affiliate. The provision for federal income taxes was determined as if the Company filed a separate return.

Deferred taxes are recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to effect taxable income. At March 31, 2004, the Company had a net deferred tax asset of $385,006.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred income tax assets:	
Accrued compensation and benefits	$ 211,659
Accrued expenses	30,851
Deferred income	193,391
	435,901
Deferred income tax liabilities:	
Depreciation	(9,806)
Other	(41,089)
	(50,895)
Net deferred tax asset	$ 385,006

5. Commitments and Contingencies

Under operating leases, with remaining noncancelable terms in excess of one year as of March 31, 2004, minimum aggregate annual rentals for office space are as follows:

Year Ending March 31,	
2005	$ 343,902
2006	355,938
2007	368,396
2008	381,290
2009 and Thereafter	-
Total	$ $1,449,526.00

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2004, the Company has recorded no liabilities with regard to this right.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

6. Related Party Transactions

The Company shares various assets with an affiliate serving as investment advisor to the Company's clients. Other entities affiliated with Legg Mason also provide certain supporting administrative services to the Company and certain expenses of the Company are paid for by, and reimbursable to, an affiliated entity. The Company's financial condition may not be indicative of the financial condition of a stand-alone company.

In accordance with the purchase agreement, 80% of the combined revenues of the Company and an affiliate, as defined, are distributed to Legg Mason. The remaining 20% is used to pay the operating expenses of the Company and its affiliate. During the year ended March 31, 2004, the Company distributed $900,000 to Legg Mason.

7. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.